SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

February 1, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 7.01.   Regulation FD Disclosure.

On Friday, February 1, 2008, Petroleum Development Corporation issue a press release announcing it has priced a private offering of $203.0 million aggregate principle amount of 12.0% Senior Notes due 2018. A copy of the press release announcing the details of the senior notes is furnished as Exhibit 99.1 to this Current report on Form 8-K.

The Press Release is attached herein as Exhibit 99.1

EXHIBIT INDEX

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit Number: 99.l
       Press Release, dated February 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: February 4, 2008

By: /s/ Richard W. McCullough
         Richard W. McCullough
         Vice Chairman and Chief Financial Officer



NEWS *FROM*

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: February 1, 2008
CONTACT: Celesta Miracle - (304) 842-3597 http://www.petd.com

Petroleum Development Corporation Prices $203,000,000 of Senior Notes Due 2018

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation (NASDAQ/GSM: PETD), or PDC, announced today that it has priced a private offering of $203.0 million aggregate principal amount of 12.0% Senior Notes due 2018. Interest on the notes will be payable on February 15 and August 15 of each year, beginning on August 15, 2008, at an annual rate of 12.0%. The notes will mature on February 15, 2018. PDC expects the sale of the notes to settle on February 8, 2008. PDC plans to use the net proceeds of this offering to repay borrowings under its revolving bank credit facility and for general corporate purposes.

The notes have been offered to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and outside the United States to persons other than U.S. persons, in reliance on Regulation S. The offer and sale of the notes will not be registered under the Securities Act of 1933, and the notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included herein are forward-looking statements. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in PDC's reports filed with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K.

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